

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 19, 2010

Via U.S. Mail and Fax
Mr. Dennis McLaughlin
Chief Executive Officer and President
Evolution Resources, Inc.
143 Yazoo Avenue,
Clarksdale, MS 38614

      RE: **Evolution Resources, Inc.**
               Form 10-K for the year ended October 31, 2009 and
               Form 10-Q for the period ending January 31, 2010
               Filed November 27, 2009 and April 20, 2010, respectively
               File No. 333-140306

Dear Mr. McLaughlin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                 Sincerely,

                                 Larry Spirgel
                                 Assistant Director